Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Nine Months Ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Third Quarter Review of Fiscal 2006

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., provides the following review of the Third Quarter 2006 and the outlook for the Fourth Quarter 2006.

Third Quarter Review

During Q3 2006, Canarc reported consistently positive drill results, including some exceptional gold intercepts, from the first 35 drill holes of the 58 hole, 18,342 m Phase 3 in-fill drilling program at its New Polaris gold property located 60 km south of Atlin in northwest British Columbia.

Two diamond drill rigs were active on the site, 24 hours per day, 7 days per week, during the third quarter. To September 30, 2006, a total of 58 holes totalling 18,342 m had been completed with many drill cores still out for assay. Q3 drilling highlights included numerous high-grade gold intercepts over robust vein widths, a selection of which are as follows:

Hole 1615E-8	44.7 gpt (1.30 opt)	6.2 m (20.3 ft)
Hole 1768E-1A	23.1 gpt (0.67 opt)	16.5 m (54.1 ft)
Hole 1646E-6	15.5 gpt (0.45 opt)	7.2 m (23.6 ft)
Hole 1676E-5B	10.9 gpt (0.32 opt)	14.0 m (45.9 ft)
Hole 300SW-8	8.9 gpt (0.26 opt)	35.0 m (114.8 ft)

Of special note are the drill results from holes 300SW-8 and 1615E-8.

Drill hole 300SW-8 intersected moderately high gold grades (8.9 gpt gold) over the broadest C vein thickness (35.0 m core length) yet reported from the property. This hole is located near the bottom, south-eastern margin of the C vein drill grid at an approximate depth of 250 m and indicates a significant thickening of the C vein system in this area.

Drill hole 1615E-8 intersected the first-ever occurrence of visible gold in drill core over a moderate vein width (6.2 m) carrying some of the highest gold grades (44.7 gpt gold) yet intersected in the C vein system. This hole is located at the bottom, south-western margin of the C vein drill grid at a depth of approximately 300 m and contains a very different style of gold-stibnite mineralization in this area compared to the arsenopyrite-pyrite mineralization more commonly found at New Polaris.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person supervising the 2006 drill program on the New Polaris property. He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results. All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex. The core samples are dried, crushed, split and a 30-gram sub-sample is taken for analysis. Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption. ALS Chemex also uses its own standards for quality control checks.

As a result of these positive drill results, the 2006 work program was expanded to:

1.	Extend the drill program by up to 11 holes totaling an additional 7,000 m of drilling,
2.	Accelerate the mine engineering, metallurgical and environmental studies, and
3.	Mobilize 200 tonnes of fuel, mining equipment and supplies for a major underground dewatering and development program to commence in Q4, 2006.

To fund the expanded work program, Canarc announced and closed on two private placement financings totaling CA$4.05 million, including CA$3.5 million in flow-through financing for the New Polaris gold project in northwestern B.C. and CA$0.5 million in non-flow-through financing for working capital.

During the third quarter, the low level, high-resolution airborne magnetic and radiometric survey completed over the favourable western greenstone area of the Benzdorp property was modelled and interpreted and the grid-auger sampling program designed to identify gold anomalous areas was completed. Canarc is now awaiting the assay results for over 3,000 auger samples.

The Bellavista gold mine in Costa Rica is forecast by its owner/operator, Glencairn Gold, to produce 48,000 ounces of gold in 2006. Canarc is entitled to receive its 5.67 % net profit royalty as soon as Glencairn Gold commences cash distributions after receiving repayment of certain pre-production royalty payments.

Fourth Quarter Outlook

Canarc plans to continue its three-pronged growth strategy focusing on advancing the New Polaris and Benzdorp projects and pursuing material new acquisitions in 2006 to enhance shareholder value in the Fourth Quarter.

The Phase 3 in-fill drilling program at New Polaris should be completed in Q4 and the Phase 4 dewatering and development program will get underway, running until the end of Q1, 2007. Canarc has commissioned a new NI 43-101 resource study, related mine planning and an initial economic assessment, to be completed by year-end 2006.

The auger geochemical sampling results and airborne geophysical survey data on the Benzdorp project will be compiled and interpreted to help define drill targets in addition to those already identified on the van Heemstra, Eureka and Pichevin grids.

As of October 19, 2006, Canarc held cash and marketable securities totalling CA$6.4 million, of which CA$3.5 million is reserved for New Polaris. The Company is well financed for the current work programs at New Polaris and Benzdorp and for the evaluation of possible acquisitions.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke	November 10, 2006
Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Nine Months Ended September 30, 2006

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the “Company”) for the nine months ended September 30, 2006 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC RESOURCE CORP.
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,170	$489
Marketable securities (Note 3)	437	899
Receivables and prepaids	154	48
	1,761	1,436

NONCURRENT ASSETS
Mineral properties (Note 4)	13,957	9,658
Equipment (Note 5)	8	10
Due from former subsidiary (Note 4(c))	275	-
Investment in affiliated company (Note 6)	71	78
	14,311	9,746
	$16,072	$11,182

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$701	$235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	52,362	49,150
Contributed surplus (Note 7(b))	1,855	1,502
Deficit	(38,846)	(39,705)
	15,371	10,947
	$16,072	$11,182

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Note 7(a))

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/ Bradford Cooke	/s/ Leonard Harris
Director	Director

CANARC RESOURCE CORP.
Consolidated Statements of Operations and Deficit
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Expenses:
Amortization	$-	$1	$2	$3
Corporate development	105	8	210	23
Employee and director remuneration (Note 8)	102	49	318	125
Foreign exchange	48	(61)	(26)	(37)
General and administrative	45	21	217	151
Shareholder relations	67	9	214	66
Stock-based compensation (Note 7(c))	4	-	454	380

Loss before the undernoted	(371)	(27)	(1,389)	(711)

Equity loss from investment in affiliated company	-	-	(7)	-
Gain from disposition of marketable securities	499	132	1,600	273
Write-down of marketable securities	-	-	(5)	(2)
Gain from disposition of subsidiary (Note 4(c))	-	-	600	-
Future income tax recovery	-	1	-	142
Investment and other income	20	2	60	2
Recovery of mineral properties	-	(19)	-	4
Non-controlling interest	-	6	-	9

Income (loss) for the period	148	95	859	(283)

Deficit, beginning of the period	(38,994)	(40,398)	(39,705)	(40,020)

Deficit, end of the period	$(38,846)	$(40,303)	$(38,846)	$(40,303)

Basic and diluted earnings (loss) per share	$-	$-	$0.01	$-

Weighted average number of shares outstanding	63,470,476	58,527,289	62,117,308	58,508,924

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Cash provided from (used for):

Operations:
Income (loss) for the period	$148	$95	$859	$(283)
Items not involving cash:
Amortization	-	1	2	3
Equity loss from investment in affiliated company	-	-	7	-
Gain on disposition of marketable securities	(499)	(132)	(1,600)	(273)
Gain on disposition of subsidiary	-	-	(600)	-
Income tax recovery	-	(1)	-	(142)
Non-controlling interest	-	(6)	-	(9)
Recovery of mineral property expenditures	-	1	-	(31)
Stock-based compensation	4	-	454	380
Unrealized currency translation gain	5	-	(29)	-
Write-down of marketable securities	-	-	5	2
Write-off of mineral properties	-	18	-	27
	(342)	(24)	(902)	(326)
Changes in non-cash working capital items:
Receivables and prepaids	(74)	5	(106)	64
Due to/from related parties	-	-	-	(118)
Accounts payable and accrued liabilities	(95)	351	466	117
	(511)	332	(542)	(263)

Financing:
Issuance of common shares	15	6	3,111	38

Investing:
Proceeds from disposal of marketable securities	850	189	2,454	420
Acquisition of marketable securities	(2)	(288)	(368)	(434)
Proceeds from debt settlement	425	-	425	-
Mineral properties, net of recoveries	(3,217)	(227)	(4,399)	(328)
	(1,944)	(326)	(1,888)	(342)

Increase (decrease) in cash and cash equivalents	(2,440)	12	681	(567)
Cash and cash equivalents, beginning of the period	3,610	136	489	715

Cash and cash equivalents, end of period	$1,170	$148	$1,170	$148

Supplemental disclosure with respect to cash flows (Note 9)

Refer to the accompanying notes to the consolidated financial statements

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.	Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(d) and 4(e)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of approximately $39 million at September 30, 2006. Furthermore, the Company has working capital of approximately $1.06 million as at September 30, 2006, which is not sufficient to achieve the Company’s planned business objectives. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for:

	-	Sara Kreek Resource Corporation N.V., in which the Company held an 80% interest as at December 31, 2005 and which was disposed in April 2006;
-

Aztec Metals Corp. (“Aztec”), in which the Company held a 63% interest as at December 31, 2004 and diluted its interest to 27% as at December 31, 2005 when its investment was accounted using the equity method (Note 6) and further diluted its interest to 19% as at March 31, 2006 when its investment was accounted using the cost method;

	-	Carib Industries Ltd., in which the Company holds a 78.5% interest; and
	-	its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less. Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

Canarc Resource Corp.	Page 7

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are carried at the lower of cost and quoted market value at the reporting date. Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

(d)	Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write- downs, and are not intended to reflect present or future values.

(e)	Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually. Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)	Investment in affiliated company:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method. Investment in shares of an affiliated company in which the Company’s ownership is less than 20% is accounted for by the cost method.

(g)	Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(c). The Company records all stock- based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Canarc Resource Corp.	Page 8

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(h)	Asset retirement obligations:

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively, resulting in no changes to amounts previously presented.

(i)	Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, earnings (loss) available to common shareholders equals the reported earnings (loss). The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted earnings (loss) per share presented is the same as basic earnings (loss) per share as the effect of outstanding options and warrants in the earnings (loss) per share calculation would be anti- dilutive.

(j)	Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Canarc Resource Corp.	Page 9

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(k)	Flow-through shares (EIC 146):

The Company adopted the guidelines which related to the accounting for flow-through shares as issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) under EIC 146 Flow-Through Shares. EIC 146 requires the recognition of a provision at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. EIC 146 is applicable on a prospective basis for flow-through share transactions after March 2004. The Company adopted EIC 146 on a prospective basis.

(l)	Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(m)	Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. The fair value of marketable securities is disclosed in Note 3.

(n)	Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(o)	Comparative figures:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

Canarc Resource Corp.	Page 10

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.	Marketable Securities

	September 30, 2006	December 31, 2005

Investment in shares of companies, at cost	$450	$893
Cumulative write-downs	(13)	6
	$437	$899

The quoted market value of shares of companies is approximately $1.05 million at September 30, 2006 (December 31, 2005: $2.47 million).

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has two directors in common with the Company. At September 30, 2006, these shares had a cost and a carrying value of $382,744 (December 31, 2005: $850,038) and a quoted market value of approximately $971,118 (December 31, 2005: $2,373,526).

4.	Mineral Properties

	September 30, 2006			December 31, 2005
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$4,964	$8,569	$3,605	$1,229	$4,834

Suriname:
Sara Kreek (Note 4(c)(i))	-	-	-	100	-	100
Benzdorp (Note 4(c)(ii))	301	5,087	5,388	301	4,423	4,724

	$3,906	$10,051	$13,957	$4,006	$5,652	$9,658

(a)	British Columbia:

	(i)	New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at September 30, 2006 include a reclamation bond for CAD$249,404 (December 31, 2005: $249,000).

Canarc Resource Corp.	Page 11

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(a)	British Columbia: (continued)

(ii) Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”). The property is subject to a 2% net smelter return in favour of a related company. The Company elected to write-off the associated property costs in 2005.

(b)	Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica. A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences. The pre- production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton. Glencairn paid the Company $120,546 in fiscal 2005. In December 2005, Glencairn declared commercial production in its Bellavista mine.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences. Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)	Suriname:

(i) Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession. The Company was to issue an additional 200,000 shares to the vendor, Suriname Wylap Development N.V., (“Wylap Development”) upon completing a feasibility study and commencing commercial production of the underground deposits. In fiscal 2004, the property was written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles. A loan to Wylap Development that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remained outstanding as at December 31, 2005.

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Wylap Development to transfer its interest in Sara Kreek Resource to Wylap Development. The Company received a cash payment of $400,000 and will receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.

Canarc Resource Corp.	Page 12

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(c)	Suriname: (continued)

	(ii)	Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four- year period. In August 2002, the Company and Grassalco amended the option agreement. Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005. In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005. By December 6, 2005, the Company incurred property expenditures in excess of $5 million, which included a management fee of 10%.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005. For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production. However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production. These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits. As at September 30, 2006, the Company has not completed a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(d)). During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property are due to expire in July 2007. An extension is available at the discretion of the Suriname Minister of Mines.

Canarc Resource Corp.	Page 13

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.	Mineral Properties (continued)

(d)	Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$450	$-	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

	$450	$-	150,000

(i)	Payable on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e)	Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.	Equipment

	September 30, 2006			December 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Office equipment	$140	$(132)	$8	$140	$(130)	$10

Canarc Resource Corp.	Page 14

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.	Investment in Affiliated Company

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390. Prior to the dilution in November 2005, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec was accounted for using the equity method as at December 31, 2005.

In March 2006, Aztec closed another private placement which further diluted the Company’s interest in Aztec from 27% to 19%. Subsequent to this dilution, the Company’s investment in Aztec is accounted using the cost method.

7.	Share Capital

(a)	Authorized and issued:

The Company’s authorized share capital consists of unlimited common shares without par value. The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2005	58,545,115	$49,150
Issued:
Private placements (Note 7(a)(i))	4,380,361	2,934
Exercise of options (Note 7(c))	545,000	278
Balance at September 30, 2006	63,470,476	$52,362

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(i)

On March 17, 2006, the Company closed brokered and non-brokered private placements. The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000. Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non- flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share. The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599. Finders’ fees totalling CAD$20,316 were paid.

Canarc Resource Corp.	Page 15

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Share Capital (continued)

(a)	Authorized and issued: (continued)

(ii)

On October 18, 2006, the Company closed two non-brokered private placements. The flow- through private placement was for 4,300,000 units at CAD$0.82 per unit. Each unit was comprised of one flow-through common share and one-half of a share purchase warrant; each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007. Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued; each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007.

The non-flow through private placement was for 700,000 non-flow through units at CAD$0.74 per unit. Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant; each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007. A finder’s fee of CAD$5,850 was paid.

(b)	Contributed surplus:

Balance at December 31, 2005	$1,502
Changes during the period:
Exercise of options	(101)
Fair value of stock options recognized	454
Balance at September 30, 2006	$1,855

(c)	Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,929,000 common shares were outstanding as at September 30, 2006. The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted. At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.	Page 16

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Share Capital (continued)

(c)	Stock option plan: (continued)

The continuity of stock options for the nine months ended September 30, 2006 is as follows:

	September 30, 2006
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	6,984,000	$0.50
Granted	1,490,000	$0.69
Exercised	(545,000)	$0.37
Converted to stock appreciation rights on exercise	-	-
Expired	-	-
Outstanding, end of period	7,929,000	$0.54

Exercise price range (CAD$)	$0.17 - $1.00

The following table summarizes information about stock options outstanding at September 30, 2006:

	Options Outstanding and Exercisable
		Weighted	Weighted
	Number	Average	Average
Price	Outstanding and	Remaining	Exercise
Intervals	Exercisable at	Contractual Life	Prices
(CAD$)	September 30, 2006	(Number of Years)	(CAD$)

$0.01 - $0.24	80,000	0.3	$0.17
$0.25 - $0.49	3,074,000	3.6	$0.33
$0.50 - $0.74	4,029,500	2.8	$0.64
$0.75 - $0.99	205,500	0.9	$0.87
$1.00 - $1.24	540,000	2.4	$1.00
	7,929,000	3.0	$0.54

At September 30, 2006, 7,929,000 options are exercisable and expire at various dates from January 16, 2007 to June 29, 2011, with a weighted average remaining life of 3.0 years. During the nine month period ended September 30, 2006, the Company recognized stock-based compensation of $454,177 (September: $376,935) based on the fair value of options granted that were earned by the provision of services during the period.

Canarc Resource Corp.	Page 17

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Share Capital (continued)

(c)	Stock option plan: (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	Nine Months Ended
	September 30, 2006	September 30, 2005

Fair value of options granted during the period	$0.30	$0.18

Risk-free interest rate	3.32%	2.21%
Expected dividend yield	0%	0%
Expected stock price volatility	66%	88%
Expected option life in years	4.0	4.0

(d)	Warrants:

At September 30, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	September 30, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000

		-	231,000	-	-	231,000

(e)	Shares reserved for issuance:

Number of Shares

Outstanding, September 30, 2006	63,470,476
Property agreements (Note 4(d))	150,000
Stock options (Note 7(c))	7,929,000
Warrants (Note 7(d))	231,000

Fully diluted, September 30, 2006	71,780,476

Canarc Resource Corp.	Page 18

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.	Share Capital (continued)

(f)	Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005. The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders. Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held. Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution. The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company. The Rights expire on April 30, 2015.

8.	Related Party Transactions

Salaries of CAD$67,670 were paid to a director, consulting fees of CAD$38,000 to a company controlled by a director, and a total of CAD$30,000 were paid to all directors in their capacity as Directors of the Company.

9.	Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

10.	Supplemental Disclosure with respect to Cash Flows

	Three months ended	Nine months ended
	September 30, 2006	September 30, 2006
Non-cash financing and investing activities:
Fair value of stock options allocated to shares issued on exercise of:
Stock options	$-	$101

Supplemental cash flow information:
Income taxes paid	$-	$-
Interest paid	-	-

Canarc Resource Corp.	Page 19

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
Nine months ended September 30, 2006
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.	Supplemental Disclosure with respect to Cash Flows (continued)

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$-	$3
Stock options	3	18
Income tax recovery from flow-through shares	-	142

Supplemental cash flow information:

Income taxes paid	$-	$-
Interest paid	-	-

Canarc Resource Corp.	Page 20

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada, V6C 1E1

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke
Chris Theodoropoulos
Derek Bullock
Leonard Harris
William Price

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
John McClintock ~ President and Chief Operating Officer
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, Canada, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-BB: CRCUF

Canarc Resource Corp.	Page 21